

Mail Stop 3561

June 14, 2016

<u>Via E-mail</u>
Suzanne Cope
Chief Executive Officer
Deseo Swimwear Inc.
2120 K Street- Unit 2
San Diego, California 02102

Re: Deseo Swimwear Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 3, 2016
File No. 333-210419

Dear Ms. Cope:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 13, 2016 letter.

Liquidity and Capital Resources, page 23

1. We note your response to Comment 2 and we reissue the comment. We calculate that your working capital for December 31, 2015 and March 31, 2016 was $4,977 and a deficit of $4,094, respectively. Please revise your disclosure as appropriate.

Certain Relationships and Related Transactions, page 27

2. We note your response to Comment 3. Please tell us how your determined Ms. Cope is not a promoter within the meaning of Rule 405 of Regulation C, for the purposes of Item 404(c) of Regulation S-K. We note your disclosure on page 19.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Andrew Befumo
        Befumo & Schaeffer, PLLC